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UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G (Rule 13d-102)	Estimated average burden hours per response. . 11

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934

Aspyra, Inc.
 (Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

04538V104
 (CUSIP Number)

August 27, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04538V104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Potomac Capital Management LLC 13-3984298

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,480,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,480,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,480,000 shares of common stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 13.7%

12.	Type of Reporting Person (See Instructions) HC; OO (Limited Liability Company)

 CUSIP No.  04538V104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Potomac Capital Management Inc. 13-3984786

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,480,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,480,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,480,000 shares of common stock.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 13.7%

12.	Type of Reporting Person (See Instructions) HC; CO

CUSIP No.  04538V104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Paul J. Solit

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 24,800

	6.	Shared Voting Power 1,480,000

	7.	Sole Dispositive Power 24,800

	8.	Shared Dispositive Power 1,480,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,504,800 shares of common stock.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 13.9%

12.	Type of Reporting Person (See Instructions) IN; HC

 CUSIP No.  04538V104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Potomac Capital Partners, LP 13-3984299

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Limited Partnership formed under the laws of the State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 640,611 shares of common stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 640,611 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 640,611 shares of common stock.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 5.93%

12.	Type of Reporting Person (See Instructions) HC; OO (Limited Liability Corporation)

Item 1.
(a)	Name of Issuer Aspyra, Inc.
(b)	Address of Issuer's Principal Executive Offices 26115-A Mureau Road Calabasas, CA 91302
Item 2.
(a)	Name of Person Filing (i) Potomac Capital Management LLC; (ii) Potomac Capital Management Inc.;
(b)	Address of Principal Business Office or, if none, Residence (i) and (ii) 825 Third Avenue, 33rd Floor New York, New York 10022
(c)	Citizenship (i) New York (ii) New York
	(a)	Name of Person Filing Paul J. Solit
	(b)	Address of Principal Business Office or, if none, Residence 825 Third Avenue 33rd Floor New York, New York 10022
	(c)	Citizenship US Citizen
	(a)	Name of Person Filing Potomac Capital Partners, LP
	(b)	Address of Principal Business Office or, if none, Residence 825 Third Avenue 33rd Floor New York, New York 10022
	(c)	Citizenship Limited Partnership formed under the laws of the State of Delaware
	(d)	Title of Class of Securities Common Stock, no par value
	(e)	CUSIP Number 04538V104
Item 3.	Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
Potomac Capital Management LLC Potomac Capital Management Inc.
	(a)	Amount beneficially owned: 1,480,000
	(b)	Percent of class: 13.7%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 1,480,000
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 1,480,000
Paul J. Solit
	(a)	Amount beneficially owned: 1,504,800
	(b)	Percent of class: 13.9%.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 24,800
		(ii)	Shared power to vote or to direct the vote : 1,480,000
		(iii)	Sole power to dispose or to direct the disposition of : 24,800
		(iv)	Shared power to dispose or to direct the disposition of : 1,480,000
Potomac Capital Partners, LP
	(a)	Amount beneficially owned: 640,611
	(b)	Percent of class: 5.93%.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 640,611
		(ii)	Shared power to vote or to direct the vote : 0
		(iii)	Sole power to dispose or to direct the disposition of : 640,611
		(iv)	Shared power to dispose or to direct the disposition of : 0

Item 5.	Ownership of Five Percent or Less of a Class
If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following    [   ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
See Exhibit A attached hereto.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 17th day of September, 2007
POTOMAC CAPITAL MANAGEMENT LLC

By: /s/ Paul J. Solit
Paul J. Solit, Managing Member

POTOMAC CAPITAL MANAGEMENT INC.

By: /s/ Paul J. Solit
Paul J. Solit, President

PAUL J. SOLIT

By: /s/ Paul J. Solit Paul J. Solit

POTOMAC CAPITAL PARTNERS, LP

By: /s/ Paul J. Solit
Paul J. Solit, Managing Member of the General Partner

EXHIBIT INDEX

The following exhibits are filed with this report on Schedule 13G:

Exhibit A            Identification of entities which acquired the shares which are the subject of this report on Schedule 13G.

Exhibit B            Joint Filing Agreement dated September 17, 2007 among Potomac Capital Management LLC, Potomac Capital Management, Inc. and Paul J. Solit